CONSENT OF AUTHOR

Alan Riles
8 Winbourne Street
Gorokan
NSW 2263
Australia

U.S. Securities and Exchange Commission

I, Alan Riles (MAIG), certify that I authored the PEA (Preliminary Economic Assessment) Report with AMC Mining Consultants (Canada) Ltd. for Hard Creek Nickel's Turnagain Project in December 2011.

I certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure in the Form 20F of Hard Creek Nickel Corporation contains any misrepresentations of the information contained in the "Technical Report and Mineral Resource Estimate, Turnagain Nickel Projected dated March 29, 2007.

I do hereby consent to the filing with the regulatory authorities.

I consent to being an expert in the 2013 Form 20F Annual Report.

Dated this 24 day of April, 2014.

Alan Riles